OYA

Pro-level Jerseys for Grassroots Teams



oyaactive.com Pflugerville, TX

Marketplace | Notable Angel | B2B | Retail | B2C

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

1. Multi-year merch partner for an international soccer festival (50,000+ attendees)
2. $23.5 billion global soccer kit and equipment market
3. Founders bring combined 18+ years of e-commerce and product experience at Apple, Amex, and Walmart.
4. Apparel supplier for two local grassroots leagues in Austin, TX, with over 200 teams.
5. 270M global soccer players & 99% play at the grassroots or semi-pro level.
6. Established a global supply chain spanning 30+ manufacturers in 12 countries
7. Over 60% of inventory sell through during the launch drop

Team

Adejuwon Isola-Osobu Founder, CEO SPV Voting Proxy

3x Startup Founder with a successful exit. E-commerce experience at Startups and Apple. 2x Sunday League Champion.

Mojisola Bada Co-Founder, CMO

7+ years managing $20M+ budgets across social, search, and marketplaces to deliver key results. Fortune 10 seasonal demand forecasting and management.



Pitch Deck

The Premium Kit Partner for Grassroots Soccer.
The brand the teams trust.
The supplier they reorder from every season.
The standard across leagues and communities.
Invest in Oya | wefunder.com/oya.1

Premium Kits For Grassroots Soccer

Soccer is the world's biggest sport, but most jerseys and gear don't reflect the culture around the game.




The Premium Partner
for the Playing Majority.

Most grassroots teams have to settle for ***generic templates pulled from the same supplier catalogues***. Fans choose between official merch that looks identical year after year, or small brands that don't stick around. Nobody is actually building for the people who *live* the sport.

That's why we started Oya. Our belief is simple: ***soccer belongs to the people who live it.***

The Problem is real

Go look at grassroots soccer right now. Teams are scrapping together money from player dues, fundraisers, and local sponsors, and then ending up in kits that say nothing about who they are or where they're from. The design is forgettable. The quality is inconsistent. The experience feels like an afterthought.


The Broken Status Quo.
Why the current teamwear market fails the amateur athlete.
True Identity
Generic Templates
Premium Quality
Inconsistent Quality
Reliable Supply
Fragmented Purchasing Process

Not because teams don't care. They're obsessed with how they look. Ask any captain. The problem is no one has built a real partner for them. Someone who combines actual design quality with reliable production and a process that doesn't make a weekend coach feel like they need a procurement department to get a kit order done.

That's the gap. And it's huge.


The Market Brand are NOT Serving.
Pro Teams
80%
Men's Leagues,
Youth Clubs,
Community Teams

What We Sell

We work directly with grassroots teams to design kits that mean something: kits that reflect who they are, where they're from, what they're about. We produce them at a quality level you'd expect from a professional club. We make the whole experience simple enough that a team manager juggling a full-time job and weekend coaching duties can handle it without losing their mind.

We're the kit and equipment partner to leagues and teams. There's a real difference between that and just selling jerseys.

Beyond teams, we build gear for fans who see soccer as part of their identity, and for creatives who love the culture surrounding the game. Oya is a soccer culture brand rooted in community and cultural expression, not corporate licensing.

The Business Model Is Built to Compound

Soccer teams don't go away after a season. They shuffle. New players come in, old ones leave, the league resets, and they need new kits every single time. That's not a trend. That's the structure of the sport.

The model is straightforward: we sell kits, teams reorder, repeat. Every new season, every new player, every league rotation is another order. Once a team experiences what it's like to actually look good and trust their supplier, they stay. They come back. They tell other teams. They want more gear.


The Reorder Loop.
New Season
New Players
New Kits
Reorder
Perpetual, automatic recurring revenue driven by the natural mechanics of grassroots soccer.

This is a repeat-purchase business operating inside the apparel industry. Most people see jerseys and think fashion. ***We see a subscription without the subscription.***

How We Grow

We're not burning money on ads trying to reach strangers. We go where soccer already lives.


The Distribution Stack.
Tournaments
Leagues
Teams
One relationship unlocks many.

Tournaments and events. We show up, sell directly to players and fans, and build trust in real time. That energy is impossible to manufacture.

Leagues. One relationship with a league director can unlock 20, 30, 40 teams. That's leverage, the kind that lets you scale without spending like a Super Bowl advertiser.

Teams. Word of mouth in soccer communities is real. Coaches text each other. Captains are in the same group chats. One great experience turns into five referrals.


The Growth Flywheel.
Event
Team
League
Reorder
Compounding, not linear growth.

The flywheel is already in motion: event leads to team, team leads to reorder, reorder leads to league, league leads to more teams.

We're Already in the Market

This isn't a vision deck. We have receipts.


The Traction Snapshot.
50,000+
Attendees
50%+
Inventory sold at first event
2
Leagues signed
$45K+
Revenue

- Official merch partner for Unity Cup, an international soccer festival with **50,000+ attendees**
- Signed as the kit supplier for **two grassroots leagues in Austin**
- **$45K+ in early revenue** and we're just getting started

We're not guessing at product-market fit. We're already experiencing it.

The Market Is Bigger Than It Looks

Everyone chases pro teams and licensed merchandise. The real volume is local leagues, amateur clubs, and community teams, present in every city in America and most cities on earth. These teams buy every season, and right now ***no dominant player is serving them well***.

Massive market. Completely fragmented. Totally underserved. That's exactly where you want to be building

Why Oya Wins

Three things: design, quality, and community access.


The Three Things Competitors Don't Have Together.
Design
Quality
Access
Slow & Expensive
Tough to Scale
Cheap & Generic

Most kit companies have one of those. Some have two. Nobody has all three and is genuinely embedded in the communities they serve.

Our founder is a two-time Sunday League champion. This isn't someone who ran market research on grassroots soccer. This is someone who lives it. That proximity to the customer isn't something you can manufacture. It's either real or it isn't.

We have the supplier relationships. We have the community trust. We have the early revenue. And we have the founder authenticity that makes all of it stick.

The Timing Is Now

Soccer in America is having its moment. The 2026 World Cup is going to pour rocket fuel on grassroots participation. New leagues are forming. Culture is driving purchasing decisions more than ever, and people want gear that actually means something.

The demand is here. The right supply hasn't shown up yet. We're stepping into that gap right now, not in three years.

Teams already spend. Orders already repeat. And the communities we're building with are hungry for a brand that's genuinely theirs.

Oya is that brand.

